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EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS





                             Three Months Ended        Twelve Months Ended
                             April 30     May 1        April 30       May 1
                               1994        1993          1994         1993
Average shares outstanding 112,991,719 112,554,472    112,859,235  112,106,152
Net effect of dilutive
 stock options based on
 the treasury stock method
 using average market price      9,716     127,862         28,802      319,920

Total                      113,001,435 112,682,334    112,888,037  112,426,072




Net Income                 $48,306,000 $48,173,000   $241,267,000 $239,534,000
Less preferred dividends        (5,500)     (5,500)       (22,000)     (22,000)

Net income available to
 common shares             $48,300,500 $48,167,500   $241,245,000 $239,512,000


Per share                        $0.43       $0.43          $2.14        $2.13


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